UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eastgate Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Main Street, Suite 102
(No. and Street)

Port Jefferson	New York	11777
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James O'Reilly 516-287-0946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James O'Reilly _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Eastgate Securities, LLC _____ , as

of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public



JASON DARREN RUBINSTEIN
Notary Public - State of New York
NO. 01RU6261722
Qualified in Suffolk County
My Commission Expires 5/14/2024

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Eastgate Securities, LLC

Financial Statements and Supplementary Information

Together with Auditor's Report

As of and for the Year Ended December 31, 2020

Eastgate Securities, LLC

Contents

As of and for the Year Ended December 31, 2020



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Eastgate Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eastgate Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Eastgate Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Eastgate Securities, LLC's management. Our responsibility is to express an opinion on Eastgate Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Eastgate Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Eastgate Securities, LLC's financial statements. The supplemental information is the responsibility of Eastgate Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Eastgate Securities, LLC's auditor since 2019.

Melville, New York
February 26, 2021

Nawrocki Smith LLP

Eastgate Securities, LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	10,696
Prepaid expenses		8,945
TOTAL ASSETS	$	19,641

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	9,498
TOTAL LIABILITIES		9,498
MEMBER'S EQUITY		10,143
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	19,641

Eastgate Securities, LLC
Statement of Operations
For the Year Ended December 31, 2020

REVENUE:

Advisory fees	$	49,882
Total revenue		49,882

OPERATING EXPENSES:

Professional fees	100,751
Compensation expense and related costs	35,100
Regulatory fees	30,071
Occupancy expense	6,140
Communication expense	2,923
Travel and meals expense	1,148
Advertising and other expenses	4,482
	180,615

NET LOSS	$	(130,733)

Eastgate Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

MEMBER'S EQUITY, January 1, 2020	$	38,490
Capital contributions		102,386
Net loss		(130,733)
MEMBER'S EQUITY, December 31, 2020	$	10,143

Eastgate Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

OPERATING ACTIVITIES:

Net loss $ (130,733)

Adjustments to reconcile net loss to net cash used
by operating activities
Changes in operating assets and liabilities
Decrease in prepaid expenses 8,207
Increase in accounts payable and accrued expenses 998

Net cash used by operating activities (121,528)

FINANCING ACTIVITIES:

Capital contributions 102,386

Net cash provided by financing activities 102,386

NET DECREASE IN CASH (19,142)

CASH AT BEGINNING OF PERIOD 29,838

CASH AT END OF PERIOD $ 10,696

Eastgate Securities, LLC

Notes to Financial Statements
For the year ended December 31, 2020

1. Organization and Nature of the Business

Eastgate Securities, LLC (the "Company") was incorporated in the State of Delaware in July 2006. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Revenues include fees arising from client offerings in which the Company acts as an agent. Revenues also include fees earned from providing financial consulting services.

d) Income Taxes
The LLC is treated as a disregarded entity and has no federal or state tax liabilities. Any liability on profits is reported on the tax return of the parent entity and passed along to the individual members. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject. Accordingly, no provision for income taxes is provided in the financial statements.

Eastgate Securities, LLC

Notes to Financial Statements
For the year ended December 31, 2020

The Company is required to file income tax returns in both state and city tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute for limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020 state and city taxing authorities have not proposed any adjustment to the Company's tax position.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

Leases

The Company accounts for its leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update 2016-02 Leases. The Company's Parent has a rental arrangement for the Company's office in Port Jefferson, New York on a month-to-month basis. In accordance with ASU 2016-02, Leases, the Company does not record a lease liability or right-of-use asset with this rental arrangement.

Related Party Transactions

The Company did not have an expense-sharing agreement with its Parent for the year ended December 2020, during which the Company recorded all of its operating expenses directly.

Eastgate Securities, LLC

Notes to Financial Statements
For the year ended December 31, 2020

Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

4.Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2020 the Company had net capital of $1,198 which was $3,802 in deficit of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 792.82%.

5.Going Concern

The Company is currently operating on a going concern basis due to its $130,733 net loss for the year ended December 31, 2020. Management has plans to increase capital and to attain net profitability. The Parent asserts to provide financial support, as needed, to the Company for the foreseeable future, which would most likely consist of additional capital contributions.

6.Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2021, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements other than a $10,000 capital contribution received by the Company from its Parent on January 15, 2021.

Eastgate Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of
Securities and Exchange Commission
For The Year Ended December 31, 2020

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	10,143
DEDCUTIONS AND OTHER ALLOWABLE CREDITS:		
Non-allowable assets		(8,945)
Total deductions and other allowable credits		(8,945)
NET CAPITAL	$	1,198
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	9,498
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		5,000
Deficient net capital	$	(3,802)
Net Capital less greater of 10% of aggregate indebtedness	$	(4,802)
or 120% of the minimum dollar amount required		
Percentage of aggregate indebtedness to net capital		792.82%

There are no material differences between the preceding computation and the Company's
corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

Eastgate Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

For The Year Ended December 31, 2020

The Company is exempt from the SEC Rule 15c3-3 as the Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Eastgate Securities, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION

For The Year Ended December 31, 2020

The Company is exempt from the SEC Rule 15c3-3 as the Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Eastgate Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Eastgate Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 26, 2021

Nawrocki Smith LLP

Eastgate Securities, LLC
Exemption Report

February 26, 2021

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Eastgate Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is exempt from the SEC Rule 15c3-3 as the Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

(2) The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

I, James O'Reilly , swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

James O'Reilly

Title CEO

Date: February 26, 2021